{THIS CONFORMING PAPER FORMAT DOCUMENT IS BEING SUBMITTED}
                   {PURSUANT TO RULE 901(d) OF REGULATION S-T}

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             Ranger Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    752907105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                John N. Turitzin
                                Battle Fowler LLP
                               75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)



                               September 25, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 1 of 9
639301.2

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Pure Group, Inc., a Delaware corporation

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                                (b) / /
3          SEC USE ONLY

4          SOURCE OF FUNDS (See Instructions)

           WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                          7         SOLE VOTING POWER
                                         323,456
NUMBER OF
SHARES BENE-              8         SHARED VOTING POWER
FICIALLY                                 0
OWNED BY
EACH REPORT-              9         SOLE DISPOSITIVE POWER
ING PERSON                               323,456
WITH                     10         SHARED DISPOSITIVE POWER
                                         0


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    323,456

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.1%

14         TYPE OF REPORTING PERSON*
           CO

                                                                     Page 2 of 9
639301.2

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Tangible Media, Inc.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                                (b) / /
3          SEC USE ONLY

4          SOURCE OF FUNDS (See Instructions)

           OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
                          7         SOLE VOTING POWER
                                         34,037
NUMBER OF
SHARES BENE-              8         SHARED VOTING POWER
FICIALLY                                 0
OWNED BY
EACH REPORT-              9         SOLE DISPOSITIVE POWER
ING PERSON                               34,037
WITH                     10         SHARED DISPOSITIVE POWER
                                         0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    34,037

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    Less than 1%

14         TYPE OF REPORTING PERSON*
           CO

                                                                     Page 3 of 9
639301.2

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Isaac Perlmutter

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  /X/
                                                                (b) / /
3          SEC USE ONLY

4          SOURCE OF FUNDS (See Instructions)

           Not Applicable

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /


6          CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.
                          7         SOLE VOTING POWER
                                         357,493
NUMBER OF
SHARES BENE-              8         SHARED VOTING POWER
FICIALLY                                 0
OWNED BY
EACH REPORT-              9         SOLE DISPOSITIVE POWER
ING PERSON                               357,493
WITH                     10         SHARED DISPOSITIVE POWER
                                         0

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    357,493

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) / /

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    8.9%

14         TYPE OF REPORTING PERSON*
           IN

                                                                     Page 4 of 9
639301.2

Item 1.  Security and Issuer.
         -------------------

     Common Stock, $0.01 par value, (the "Common Stock") of Ranger Industries, Inc., a Connecticut corporation (the "Company"), c/o S&H Consulting, Ltd., One Regency Drive, Bloomfield, Connecticut 06002.

Item 2.  Identity and Background.
         -----------------------

     Pure Group, Inc. ("PGI") waged a proxy contest (the "Proxy Contest") for control of the Company commencing in April of 1997 by initiation of a lawsuit in Connecticut Superior Court demanding a list of shareholders and the call of a meeting of shareholders of the Company. The Proxy Contest was settled by a written agreement among former management of the Company and PGI. Under this settlement agreement, members of the Board of Directors of the Company resigned and nominees of PGI were elected to fill their vacancies. At the Annual Meeting of the Company held on August 11, 1997, the PGI nominees were elected by the shareholders of the Company. The new board, which consists of persons nominated by PGI, thereafter replaced the then current executive officers of the Company with a single executive officer, Morton Handel as Chief Executive Officer, one of PGI's nominees.

     PGI incurred approximately $157,500 in costs associated with the Proxy Contest and will seek reimbursement for such costs from the Company. PGI may seek such reimbursement in the form of Company stock instead of cash; however, no agreement has been reached to date.

     (i) (1) Pure Group, Inc., a Delaware corporation.
             Address:  P.O. Box 1028, Lake Worth, Florida 33460
             Principal Business:  Investments.

             Directors and Executive Officers: Isaac Perlmutter ("Perlmutter"),
                    Director, President and Treasurer, and Robert M. Grosser ("Grosser"), Director, Vice President and Secretary.

                 Sole Stockholder:  Perlmutter

             (2) Isaac Perlmutter
                 Address:  P.O. Box 1028, Lake Worth, Florida 33460
                 Principal Occupation and Employment: Independent investor with stock ownership interests in PGI, Toy Biz, Inc., and Tangible Media, Inc.
                 Citizenship:  U.S.A.

         (ii)  Tangible Media, Inc. ("TM"), a Delaware corporation
               Address: 333 East 38th Street, New York, New York 10016 Principal Business: Media buying services.

               Sole Director:  Perlmutter


                                                                     Page 5 of 9
639301.2

               Executive Officers: Lee Ravdin, Chairman, and Mitchell Boden, President. The principal occupation or employment of Messrs.
               Ravdin and Boden are their respective positions as Chairman and President of TM. The current business address for each of Messrs. Ravdin and Boden is the same as TM. Each of Messrs. Ravdin and Boden is a citizen of the United States.

               Sole Stockholder:  Perlmutter

         (iii) Isaac Perlmutter (see clause (i)2 above)


         None of the reporting persons named above, within the last 5 years, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         PGI, TM and Perlmutter may hereinafter be referred to as the "Reporting Person."

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         TM acquired its shares of Common Stock by virtue of its status as a creditor of the Company (which term, for purposes hereof, includes its subsidiaries) as a result of the Company's voluntary filing (July 11, 1988) of a petition in bankruptcy under Chapter 11 of the United States Bankruptcy Code. The plan of reorganization (the "Plan") ultimately approved by the bankruptcy court, on February 28, 1990, cancelled all the common stock then outstanding and directed (i) the issuance of a new class of common stock (the "Common Stock") to be distributed to the creditors in proportion to their respective allowed but unsatisfied claims, and (ii) the cancellation of all other outstanding equity and debt securities of the Company.

         PGI expended $174,283 to purchase an aggregate of 323,456 shares of Common Stock. The funds used in making the purchase came from working capital of PGI.

Item 4.  Purpose of Transaction.
         ----------------------

         With the exception of TM, which acquired his/its shares of Common Stock through the Plan described in Item 3 above, each of the Reporting Persons acquired their respective shares of Common Stock for investment purposes.

         The shares referred to in Item 5 below were purchased by the Reporting Persons to provide them with a significant equity investment in the Company. At the present time, but subject to the Reporting Persons' continuing evaluation of the factors noted below, the Reporting Persons intend to retain such shares of Common Stock and may purchase additional shares of Common Stock, in open market transactions or otherwise.

                                                                     Page 6 of 9
639301.2

         The Reporting Persons may hereafter determine that their best interests are served by acquiring additional shares of Common Stock through open market purchases or privately negotiated transactions or selling or otherwise disposing of some or all of their shares of Common Stock in the open market or in private transactions.

         Any decision to increase the holdings of the Reporting Persons in the Company will depend on numerous factors, including, without limitation, the price of the shares of Common Stock, the terms and conditions relating to their purchase and sale, regulatory conditions, the availability of any required financing and the prospects and profitability of the Company. At any time, the Reporting Persons may also determine to dispose of some or all of the Company's securities depending on various similar considerations.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a)/(b): The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons and the percentage ownership represented by such shares. Mr. Perlmutter holds voting and dispositive power over the shares held by PGI and TM. The percentages are based upon the number of shares (4,000,000) of Common Stock issued and outstanding as of June 30, 1997 as reported on the Company's Quarterly Report a Form 10-Q for the quarter ended June 30, 1997.

                                                                 Sole Voting and Dispositive Power
                Holder                                      Amount                                    Percentage

PGI                                                                        323,456                                       8.1%
TM                                                                          34,037                                          *
Perlmutter                                                                357,4931                                       8.9%


1. Consists of the shares owned by PGI and TM, each of which is wholly owned by Mr. Perlmutter.

         (c): Mr. Perlmutter purchased 171,659 shares from KidBest Limited, a Hong Kong corporation, for $128,744.25 (or $.75 per share, the reported over the counter bid quotation on September 25, 1997, the date of such sale). KidBest Limited was one of the reporting persons on a Schedule 13D filed by PGI and certain other persons on March 20, 1997 and subsequently amended on March 27, April 16, June 20 and August 8, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
              Securities of the Issuer.
              ------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting any of such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


                                                                     Page 7 of 9
639301.2

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         None.

                                                                     Page 8 of 9
639301.2

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 1997         PURE GROUP, INC.



                                   By:    /s/ Isaac Perlmutter
                                          --------------------------------------
                                          Name:      Isaac Perlmutter
                                          Title:     President

                                   TANGIBLE MEDIA, INC.


                                   By:    /s/ Mitchell Boden
                                          --------------------------------------
                                          Name:  Mitchell Boden
                                          Title: President



                                          /s/ Isaac Perlmutter
                                          --------------------------------------
                                                    Isaac Perlmutter

                                                                     Page 9 of 9
639301.2